FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1  Press Release
November 7, 2006

GOLD RESERVE ENTERS INTO A SUPPLEMENTAL WARRANT INDENTURE TO AMMEND UNLISTED WARRANTS

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: November 7, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

GOLD RESERVE ENTERS INTO A SUPPLEMENTAL WARRANT INDENTURE TO AMMEND UNLISTED WARRANTS

Gold Reserve Inc.

NR-06-14

GOLD RESERVE ENTERS INTO A SUPPLEMENTAL WARRANT INDENTURE TO AMMEND UNLISTED WARRANTS

November 7, 2006 - Gold Reserve Inc. (TSX:GRZ - AMEX:GRZ) announced today that it has entered into a supplemental warrant indenture to the warrant indenture dated November 4, 2004 between Gold Reserve Inc. (the "Company") and Computershare Trust Company of Canada governing the 2,680,500 Class A common share purchase warrants (the "Warrants") issued by the Company amending the exercise price and expiry date of the Warrants.

Prior to giving effect to the amendments, each Warrant was set to expire at 4:30 p.m. (Toronto time) on November 6, 2006 and entitled the holder thereof to acquire one Class A common share of the Company at a price of Cdn. $6.50. Effective at the close of business on November 6, 2006, but subject to the receipt of Shareholder approval, the amendments have: (i) increased the exercise price of the Warrants to Cdn. $6.55; and (ii) extended the expiry date of the Warrants to July 31, 2007.

There are no Warrants held, directly or indirectly, by insiders of the Company.

As announced on October 31, 2006, the Company will be seeking shareholder approval for the amendments to the Warrants at the next annual meeting of shareholders anticipated to take place in the second quarter of next year.
The Warrants will not be exercisable from 4:30 p.m. (Toronto time) on November 6, 2006 (the date and time of their original expiry) until the date and time shareholders of the Company authorize the amendments to the Warrants. Should the approval of shareholders of the Company not be obtained, the proposed amendments to the Warrants will not be effective.

The certificates representing the Warrants prior to their amendments will continue to represent those Warrants as amended. At such time as a Warrant holder submits the certificate representing the Warrant prior to its amendment to Computershare Trust Company of Canada for transfer, a new certificate representing the Warrant as amended will be issued.

Gold Reserve Inc. is a Canadian company which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.


Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION:
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634